UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*



                               TELULAR CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87970T208
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                                 (CUSIP Number)

                                October 18, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:

          [ ] Rule  13d-1(b)
          [X] Rule  13d-1(c)
          [ ] Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  87970T208
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. Of Above Persons
     (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)______                  (b)_______
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3.   SEC Use Only
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4.   Citizenship or Place of Organization:  United States
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 Number of Shares Beneficially    5.  Sole Voting Power               0
 Owned by Each Reporting          6.  Shared Voting Power      1,134,734(1)(2)
 Person With:                     7.  Sole Dispositive Power          0
                                  8.  Shared Dispositive Power 1,134,734 (1)(2)

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9. Aggregate Amount  Beneficially Owned by Each Reporting Person:
         1,134,734(1)(2)
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):  N/A
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11. Percent of Class Represented by Amount in Row (9):  9.7%
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12. Type of Reporting Person (See Instructions):  IN
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(1)  567,367  shares of the  Issuer's  common  stock  beneficially  owned by the reporting persons are held by Reliant Trading. The reporting persons have shared power to vote or direct the vote of and shared power to dispose or to direct the disposition of these 567,367 shares by virtue of their position as members of Staro Asset Management, L.L.C., the managing partner of Reliant Trading. 567,367 shares beneficially owned by the reporting persons are held by Shepherd Trading Limited. The reporting persons have shared power to vote or direct the vote of and shared power to dispose or to direct the disposition of these 567,367 shares by virtue of their position as members of Staro Asset Management, L.L.C., the investment manager of Shepherd Trading Limited.

(2) Does not include approximately 2,329,566 additional shares which the reporting persons believe are owed to Reliant Trading and Shepherd Trading Limited upon the mandatory conversion of the Issuer's Series A Convertible Preferred Stock. The Issuer has disputed the reporting persons' claims to those additional shares.

Item 1.

(a)  Name Of Issuer:  Telular Corporation

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(b)  Address of Issuer's Principal Executive Offices:  647 North Lakeview
     Parkway, Vernon Hills, IL  60061
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Item 2.

(a)  Name of Person Filing:  Michael A. Roth and Brian J. Stark

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(b)  Address of Principal Business Office or, if none, Residence:  1500 West
     Market Street, Mequon, WI 53092

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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  87970T208
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Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a:


         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in Section 3(a)(6) of  the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)-
                 (1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)     Amount beneficially owned (as of October 26, 1999):

                  1,134,734

         (b) Percent of Class (as of October 26, 1999):

                  9.7% (3)

         (c) Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote    --

                 (ii)   Shared power to vote or to direct the vote 1,134,734

                 (iii)  Sole power to dispose or to direct the disposition of --
 .

                 (iv) Shared power to dispose or to direct the disposition of 1,134,734

----------
(3) The Issuer informed the reporting persons that it had 11,709,546 shares of common stock, par value $.01 per share, issued and outstanding as of October 18, 1999.


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                     October 27, 1999
                                                          Date


                                                     /s/Michael A. Roth
                                                     Michael A. Roth


                                                     /s/Brian J. Stark
                                                     Brian J. Stark


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                             Dated October 27, 1999

The undersigned hereby agree that the Schedule 13G with respect to Telular Corporation, dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                                        /s/Michael A. Roth
                                                        Michael A. Roth


                                                        /s/Brian J. Stark
                                                        Brian J. Stark